FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—”CNV”), dated January 13, 2009 regarding notice received from the Communications Secretariat of Resolution No. 01/2009

Buenos Aires, January 13, 2009.-

To the Chairman of

Comision Nacional de Valores

Eduardo Hecker

Dear Sir,

Re.: Resolution SC N° 01/09.-

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A., I hereby inform you that the Communications Secretariat has served notice of Resolution No. 01/2009 upon the company I represent “for information purposes”.

Such resolution was passed in relation to the case concerning the request made by Telecom Italia International N.V. and Telecom Italia S.p.A. (jointly “the Telecom Italia Group”) for the authorization of the transfer of shares implied in the exercise of the purchase options of Sofora Telecomunicaciones S.A. which arise from the contract dated September 9, 2003 executed by Telecom Italia Group with W de Argentina – Inversiones S.L.

For the purpose of exercising such options, the Telecom Italia Group and Credit Suisse, London Branch, executed a contract for the creation of a trust contingent upon the authorization requested to the Communications Secretariat. Under such trust Credit Suisse would act as trustee while Telecom Italia International N.V. would be the beneficiary, and it was agreed that the trustee “will exercise all the rights attached to its participation at its sole discretion (...) without any intervention or interference from the Telecom Italia Group”

The Communications Secretariat resolved that the authorizations requested cannot be granted “in view of the present circumstances described in Note 1004 dated June 26, 2008 issued by the COMMUNICATIONS SECRETARIAT, Resolutions No. 78 dated October 16, 2007, 123 dated December 29, 2008 and 04/09 dated January 9, 2009, passed by the NATIONAL COMMISSION FOR THE DEFENSE OF COMPETITION”, all of which have been duly informed by Telecom Argentina to Comisión Nacional de Valores.

Yours sincerely,

Enrique Garrido

Chairman of the Board of Directors

Telecom Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: January 20, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors